Mail Stop 4561

March 5, 2009

Chris A. Choate
Executive Vice President, Chief Financial Officer and Treasurer
AmeriCredit Corp.
801 Cherry Street, Suite 3900
Fort Worth, Texas 76102
By U.S. Mail and facsimile to (817) 302-7915

Re: AmeriCredit Corp.
Form 10-K for the fiscal year ended June 30, 2008
Form 10-Q for the quarterly period ended September 30, 2008
Form 10-Q for the quarterly period ended December 31, 2008
File No. 001-10667

Dear Mr. Choate:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008
Item 8 Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 3 Finance Receivables, page 87

1. We note your disclosure that the accrual of finance charge income is suspended on accounts that are more than 60 days delinquent and your disclosure on page 87 that

finance charge income has been suspended on $728.8 million and $632.9 million of delinquent finance receivables as of June 30, 2008 and 2007, respectively. We further note your disclosure on page 53 stating that the balance of finance receivables greater than 60 days was $434.5 million and $331.7 million at June 30, 2008 and 2007, respectively. Please explain this difference and if necessary, revise future filings to provide an enhanced description of your accounting policy for placing loans on non-accrual status.

Note 16 Income Taxes, page 105

2. We note that you recognized a pre-tax loss of $92.2 million in fiscal year 2008 and a pre-tax loss of $39.2 million for the six months ended December 31, 2008. We also note that you determined that goodwill was fully impaired at June 30, 2008 and that subsequent to December 31, 2008 you were in violation of certain funding agreement covenants, which could restrict your ability to borrow under such credit facilities, to fund new loan originations, or in the worst case, result in events of default under most of your debt agreements. Please tell us, and in future filings disclose here or in your critical accounting policies, how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically addressing those factors noted above and other relevant information, tell us the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109.

3. As a related matter, tell us whether you made any adjustments to your valuation allowance subsequent to June 30, 2008 due to changes in circumstances that caused a change in judgment about the realizability of your deferred tax asset. In the event that no adjustments were made, consider the need to disclose in future filings, early-warning disclosures in MD&A and in the notes to the financial statements if an increase to the valuation allowance is reasonably likely in the near future.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant